UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)

Under the Securities Exchange Act of 1934*

LIFEWAY FOODS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

531914109
(CUSIP Number)

Douglas A. Hass General Counsel and Assistant Corporate Secretary Lifeway Foods, Inc. 6431 Oakton Street Morton Grove, IL 60053 (847) 967-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ludmila Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,039,641
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
4,039,641
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,039,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.58%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

2

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Julie Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,852,303
	8	SHARED VOTING POWER
500,000
	9	SOLE DISPOSITIVE POWER
1,852,303
	10	SHARED DISPOSITIVE POWER
500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,352,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.89%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

3

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,571,053
	8	SHARED VOTING POWER
500,000
	9	SOLE DISPOSITIVE POWER
1,571,053
	10	SHARED DISPOSITIVE POWER
500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.11%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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AMENDMENT 9 TO SCHEDULE 13D

This Amendment No. 9 amends and supplements the Schedule 13D/A No. 8 filed on March 13, 2018 by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky. This Amendment No. 9 is being filed by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky for the purpose of providing additional information regarding their respective beneficial ownership.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Ludmila Smolyansky

On December 14, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 1,109 shares of Common Stock.

On December 14, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 14,100 shares of Common Stock.

On December 18, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 856 shares of Common Stock.

On December 20, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 109 shares of Common Stock.

On December 21, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 500 shares of Common Stock.

On December 21, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 1,797 shares of Common Stock as a gift.

On December 21, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 898 shares of Common Stock as a gift.

On December 21, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 898 shares of Common Stock as a gift.

On December 21, 2017, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock as a gift.

On December 21, 2017, Ludmila Smolyansky, through The Smolyansky Family Foundation of which Ms. Smolyansky is a trustee, acquired 10,000 shares of Common Stock as a gift.

On March 9, 2018, Ludmila Smolyansky disposed of 1,500,000 shares of Common Stock as a gift.

On March 27, 2019, Ludmila Smolyansky disposed of 1,166,878 shares of Common Stock as a gift.

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Julie Smolyansky

On December 13, 2017, Julie Smolyansky disposed of 2,000 shares of Common Stock.

On December 21, 2017, Julie Smolyansky, on behalf of minor children, acquired 898 shares of Common Stock as a gift.

On December 21, 2017, Julie Smolyansky, on behalf of minor children, acquired 898 shares of Common Stock as a gift.

On December 26, 2017, Julie Smolyansky, on behalf of minor children, acquired 3,500 shares of Common Stock as a gift.

On December 26, 2017, Julie Smolyansky, on behalf of a spouse, acquired 1,750 shares of Common Stock as a gift.

On December 26, 2017, Julie Smolyansky disposed of 5,250 shares of Common Stock as a gift.

On March 9, 2018, Julie Smolyansky acquired 750,000 shares of Common Stock as a gift.

On March 27, 2019, Julie Smolyansky acquired 583,439 shares of Common Stock as a gift.

Edward Smolyansky

On December 21, 2017, Edward Smolyansky acquired 1,797 shares of Common Stock as a gift.

On March 9, 2018, Edward Smolyansky acquired 750,000 shares of Common Stock as a gift.

On March 27, 2019, Edward Smolyansky acquired 583,439 shares of Common Stock as a gift.

Item 4.	Purpose of Transaction

The transactions itemized in Item 3 above were for made personal investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 7,962,997 shares of Common Stock as of June 12, 2019, which represent 50.41% of the Issuer’s outstanding shares of Common Stock. The 7,962,997 shares consist of 4,012,298 shares of Common Stock owned by Ludmila Smolyansky through the Ludmila Smolyansky Trust 2/1/05, of which Ludmila Smolyansky is the trustee, 27,343 shares of Common Stock held by The Smolyansky Family Foundation of which Ludmila Smolyansky is the trustee, 1,825,451 shares of Common Stock owned directly by Julie Smolyansky, 22,216 shares beneficially owned by Julie Smolyansky on behalf of minor children, 4,636 shares owned by Julie Smolyansky’s spouse, 1,571,053 shares of Common Stock owned by Edward Smolyansky and 500,000 shares held by Smolyansky Family Holdings LLC, of which Julie Smolyansky owns 50% and Edward Smolyansky owns 50%. Each of Julie Smolyansky and Edward Smolyansky disclaim beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. Each Reporting Person has sole voting and dispositive control over the shares ascribed to him or her, except for the 500,000 shares owned by Smolyansky Family Holdings LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

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This percentage calculation was based on 15,795,034 shares outstanding as of May 3, 2019 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 as filed with the Securities and Exchange Commission.

(c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

DATE	REPORTING PERSON	AMOUNT ACQUIRED (DISPOSED)	PRICE PER SHARE	TYPE OF TRANSACTION

June 10, 2019	Edward Smolyansky	(3,000)	$2.70	Open market sale
June 12, 2019	Edward Smolyansky	(3,000)	$2.43	Open market sale

SIGNATURES

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2019
	By:	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Dated: July 19, 2019
	By:	/s/ Julie Smolyansky
Julie Smolyansky

Dated: July 19, 2019
	By:	/s/ Edward Smolyansky
Edward Smolyansky

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